

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 7, 2016

Mr. Christopher T. Young
Executive Vice President, Treasurer
and Chief Financial Officer
Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404

> **Re: Entravision Communications Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 9, 2016**
> **File No. 001-15997**

Dear Mr. Young:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications